United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 27, 2022

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

Coca-Cola Europacific Partners plc – Results of 2022 Annual General Meeting

The Annual General Meeting of Coca-Cola Europacific Partners plc (the “Company”) was held at Pemberton House, Bakers Road, Uxbridge UB8 1EZ on 27 May 2022.

All 29 resolutions put to the members were passed on a poll. Accordingly, resolutions 1 to 24 were passed as ordinary resolutions and resolutions 25 to 29 were passed as special resolutions.

The results of the polls are set out below:

Resolution		For (see note 1)		Against (see note 1)		Issued share capital represented by votes (see note 2) %	Votes withheld (see note 3)
		Votes	%	Votes	%
1	Receipt of the Report and Accounts	393,387,484	100.00	18,205	0.00	86.12	170,467
2	Approval of the Directors’ Remuneration Report	328,840,214	86.18	52,743,916	13.82	83.54	11,992,026
3	Election of Manolo Arroyo as a director of the Company	330,432,926	83.97	63,069,542	16.03	86.15	73,688
4	Election of John Bryant as a director of the Company	391,720,370	99.55	1,782,410	0.45	86.15	73,376
5	Election of Christine Cross as a director of the Company	388,369,790	98.70	5,128,997	1.30	86.14	77,369
6	Election of Brian Smith as a director of the Company	390,024,095	99.14	3,386,806	0.86	86.13	165,255
7	Election of Garry Watts as a director of the Company	376,108,892	95.81	16,468,250	4.19	85.94	999,014
8	Re-election of Jan Bennink as a director of the Company	391,135,623	99.40	2,375,183	0.60	86.15	65,350
9	Re-election of José Ignacio Comenge as a director of the Company	386,580,076	98.24	6,922,132	1.76	86.15	73,948
10	Re-election of Damian Gammell as a director of the Company	390,047,485	99.15	3,362,025	0.85	86.12	166,646
11	Re-election of Nathalie Gaveau as a director of the Company	366,960,714	93.27	26,498,656	6.73	86.14	116,786
12	Re-election of Álvaro Gómez-Trénor Aguilar as a director of the Company	386,511,521	98.22	6,989,441	1.78	86.14	75,194
13	Re-election of Thomas Johnson as a director of the Company	390,052,709	99.15	3,353,376	0.85	86.12	170,071
14	Re-election of Dagmar Kollmann as a director of the Company	378,075,655	96.08	15,425,114	3.92	86.14	75,387

15	Re-election of Alfonso Líbano Daurella as a director of the Company	342,959,508	87.16	50,541,454	12.84	86.14	75,194
16	Re-election of Mark Price as a director of the Company	387,575,164	98.50	5,921,628	1.50	86.14	79,364
17	Re-election of Dessi Temperley as a director of the Company	388,999,021	98.86	4,501,231	1.14	86.14	75,904
18	Re-election of Garry Watts as a director of the Company	390,245,303	99.18	3,212,533	0.82	86.14	118,320
19	Reappointment of the Auditor	387,457,799	98.46	6,051,766	1.54	86.15	66,591
20	Remuneration of the Auditor	391,255,176	99.43	2,228,779	0.57	86.14	92,201
21	Political Donations	392,280,814	99.86	556,382	0.14	86.00	738,960
22	Authority to allot new shares	387,466,967	98.46	6,044,898	1.54	86.15	64,291
23	Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code (see note 4)	187,221,383	82.48	39,759,595	17.52	49.69	166,595,178
24	Employee Share Purchase Plan	393,390,559	99.96	145,611	0.04	86.15	39,986
25	General authority to disapply pre-emption rights	392,532,173	99.90	386,792	0.10	86.02	657,191
26	General authority to disapply pre-emption rights in connection with an acquisition or specified capital investment	391,258,798	99.56	1,718,398	0.44	86.03	598,960
27	Authority to purchase own shares on market	392,327,304	99.81	745,187	0.19	86.05	503,665
28	Authority to purchase own shares off market	392,034,567	99.74	1,027,395	0.26	86.05	514,194
29	Notice period for general meetings other than annual general meetings	383,791,696	97.53	9,705,622	2.47	86.14	78,838

Notes:

1	Votes “For” and “Against” are expressed as a percentage of votes received.
2
As at 12.00pm on Wednesday 25 May 2022, the time by which shareholders who wanted to attend, speak and vote at the AGM must have been entered on the Company’s register of members, there were 456,789,240 ordinary shares in issue.

3	A “Vote Withheld” is not a vote in law and is not counted in the calculation of the proportion of votes “For” or “Against” a resolution.
4	Resolution 23 was put to the AGM as a resolution of the shareholders of the Company other than Olive Partners, S.A. (“Olive”) or any concert party of Olive.

In particular, in accordance with Section 6(A) of Appendix 1 to the Takeover Code, the Company announces that shareholders approved resolution 23, setting out the terms of the waiver of mandatory offer provisions in Rule 9 of the Takeover Code (the “Waiver”).

Olive is currently interested in 166,128,987 shares in the Company and the Waiver does not entitle Olive to be interested in a greater number of shares. The Waiver would allow Olive’s interest in shares as a percentage of the Company’s total shares to increase as a result of the exercise of the Company’s authorities to purchase its own shares, but only to the extent that the resulting interest of Olive, together with any concert parties, in the shares of the Company did not then exceed 40.4114%.

In accordance with Listing Rule 14.3.6R, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

CONTACTS

Company Secretariat Clare Wardle T +44 (0)20 7355 8406	Investor Relations Sarah Willett T +44 (0)7970 145 218	Media Relations Shanna Wendt T +44 (0)7976 595 168

ABOUT CCEP

ABOUT CCEP

Coca-Cola Europacific Partners is one of the leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving 600 million consumers and helping 1.75 million customers across 29 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. The Company is currently listed on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 27, 2022	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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